                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-32989
                            CUSIP NUMBER: 059361-10-5

      (Check One): Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [X]
                                 Form N-SAR [ ]
                         For Period Ended: December 31, 2003

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BAM! Entertainment, Inc.
---------------------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------------------
Former Name if Applicable:

333 West Santa Clara Street, Suite 716
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

San Jose, California  95113
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City, State and Zip Code
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The Registrant could not review and complete its Quarterly Report on Form 10-Q without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. The Registrant will file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Stephen Ambler          (408)             298-7500
             --------------          -----             --------
                 (Name)           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]
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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please see the Registrant's Consolidated Statements of Operations for the three months and six months ended December 31, 2003 and 2002 attached hereto as Exhibit A for a comparison of results of operations for the comparable periods in the current and prior fiscal years.

                            BAM! Entertainment, Inc.
                      -------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 2004                   By:    /s/ Stephen Ambler
                                                 -------------------------------
                                          Name:  Stephen Ambler
                                          Title: Chief Financial Officer
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                                    EXHIBIT A


BAM! ENTERTAINMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)


                                                              THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                  DECEMBER 31,                   DECEMBER 31,
                                                           ------------------------        ------------------------
                                                             2003            2002            2003            2002
                                                           --------        --------        --------        --------
Net revenues                                               $  5,923        $ 22,005        $  7,286        $ 30,745
Costs and expenses:
   Cost of revenues
      Cost of goods sold                                      3,720          14,315           4,353          18,752
      Royalties, software costs, and
        license costs                                         3,238           9,430           3,919          13,626
      Project abandonment costs                                  --           3,686             105           5,613
                                                           --------        --------        --------        --------
      Total cost of revenues                                  6,958          27,431           8,377          37,991
   Research and development (exclusive of
     amortization of deferred stock compensation)               679             755           1,217           2,048
   Sales and marketing (exclusive of amortization of
     deferred stock compensation)                             1,395           4,152           1,577           7,012
   General and administrative (exclusive of
     amortization of deferred stock compensation)             1,550           2,352           2,810           4,392
   Amortization of deferred stock compensation*                  36             133             109             294
   Litigation settlement                                         --              --            (650)             --
   Restructuring costs                                           69             451             245             451
                                                           --------        --------        --------        --------
      Total costs and expenses                               10,687          35,274          13,685          52,188
                                                           --------        --------        --------        --------
Loss from operations                                         (4,764)        (13,269)         (6,399)        (21,443)
      Interest income                                             1              79               2             143
      Interest expense                                         (321)           (258)           (349)           (526)
      Other income (expense)                                    (37)             19             (40)            (24)
                                                           --------        --------        --------        --------
Net loss                                                   $ (5,121)       $(13,429)       $ (6,786)       $(21,850)
                                                           ========        ========        ========        ========
Net loss per share:
   Basic and diluted                                       $  (0.31)       $  (0.92)       $  (0.43)       $  (1.49)
                                                           ========        ========        ========        ========
Shares used in computation:
   Basic and diluted                                         16,748          14,669          15,736          14,632
                                                           ========        ========        ========        ========
*Amortization of deferred stock compensation:
   Research and development                                $      1        $     11        $      2        $     24
   Sales and marketing                                            1               7               2              16
   General and administrative                                    34             115             105             254
                                                           --------        --------        --------        --------
                                                           $     36        $    133        $    109        $    294
                                                           ========        ========        ========        ========